Exhibit 99.1

Mountain Province Diamonds Announces Second Quarter and Half Year 2021 Results

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Aug. 4, 2021 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) today its financial and operating results for the second quarter ("Q2 2021") and first half 2021 ("H1 2021") ended June 30, 2021. All figures are expressed in Canadian dollars unless otherwise noted.

Operational Highlights for Second Quarter 2021 ("Q2 2021")

  811,000 tonnes treated, a 3% increase from the 786,000 tonnes treated in Q2 2020.
  1,764,000 carats recovered at an average grade of 2.18 carats per tonne, a 14% increase compared to the 1,547,000 carats recovered at 1.97 carats per tonne of Q2 2020.
  8,749,000 total tonnes mined, a 28% increase from 6,836,000 total tonnes mined in Q2 2020.

Financial Highlights for Second Quarter 2021 ("Q2 2021")

  Revenue from 719,000 carats sold at $64.7 million (US$52.6 million) at an average realised value of $90 per carat (US$73) compared to $34 million from 757,000 carats sold in Q2 2020 (US$25 million) at an average realized value of $45 per carat (US$33). Including the $10.4 million (US$8.6 million) of upside profit related to the Dunebridge diamonds which were sold by Dunebridge to third parties, total revenue for the quarter was $75.1 million (US$61.2 million).
  Adjusted EBITDA1 of $37.9 million compared to ($23.9) million in Q2 2020.
  Earnings from mine operations $32.8 million compared to a loss from mine operations of $35.8 million in Q2 2020.
  Cash costs of production, including capitalized stripping costs1 of $97 per tonne treated (2020: $125 per tonne) and $45 per carat recovered (2020: $63 per carat).
  Net income at June 30, 2021 was $22.5 million or $0.11 earnings per share (2020: net loss $26.8 million or $0.13 loss per share). Included in the determination of the net income at June 30, 2021 are unrealized foreign exchange gains of $5.2 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange gains are a result of the strengthening of the Canadian dollar versus US dollar.
[1]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's June 30, 2021 MD&A for explanation and reconciliation.

Operational Highlights for H1 2021

  14.3 million total tonnes mined in H1 2020, an 11% decrease from the 16.2 million total tonnes mined in H1 2020.
  1,437,000 tonnes of ore treated in H1 2020; a 15% decrease compared to the 1,689,000 tonnes treated in H1 2020.
  3,156,000 carats recovered at an average grade of 2.20 carats per tonne, 1% lower than the 3,202,000 carats,1.90 carats per tonne, recovered in H1 2020.

Financial Highlights for H1 2020

  Total sales revenue of $119 million (US$95.3 million) at an average realised value of $90 per carat (US$72) compared to $99.5 million in 2020 (US$74.2 million) at an average realized value of $70 per carat (US$52).
  Half year Adjusted EBITDA2 of $57.1 million compared to ($1.1) million in H1 2020.
  Earnings from mine operations of $46.5 million (2020: loss from mine operations $22.1 million).
  Cash costs of production, including capitalized stripping costs2, of $115 per tonne treated (2020: $103 per tonne) and $53 per carat recovered (2020: $54 per carat).
  Net income for half year 2021 at June 30, 2021 was $29.8 million or $0.14 earnings per share (2020: net loss $67.7 million or $0.32 loss per share). Included in the determination of the net loss for the half year at June 30, 2021 are unrealized foreign exchange gains of $10.3 million, on the translation of the Company's USD-denominated long-term debt. The unrealized foreign exchange losses are a result of the weakening of the Canadian dollar versus US dollar.
  Capital expenditures in H1 2021 were $18.5 million, $10.1 million of which were deferred stripping costs, with the remaining $8.4 million accounting for sustaining capital expenditures related to mine operations.
  Quarter end cash position of $34.5 million (December 31, 2020: $35.2 million) and a net working capital of $73.5 million (December 31, 2020: $52.8 million).
[2]Cash costs of production, including capitalized stripping costs, and Adjusted EBITDA are non-IFRS measures with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's June 30, 2021 MD&A for explanation and reconciliation.

Market Highlights for Q2 & H1 2021

In Q2 2021, 718,549 carats were sold at an average value of $90 per carat (US$73 per carat) for total proceeds of $64.7 million (US$52.6 million) in comparison to 602,773 carats sold at an average value of $90 per carat (US$71 per carat) for total proceeds of $54.2 million (US$42.7 million) in Q1 2021.

During H1 2021, 1,321,317 carats were sold at an average value of $90 per carat (US$72 per carat) for total proceeds of $119.0 million (US$95.3 million) in comparison to 1,416,677 carats sold at an average value of $70 per carat (US$52 per carat) for total proceeds of $99.5 million (US$74.2 million) in H1 2020.

The positive market environment which began at the start of the year continued through the second quarter. The global economy began to recover as many countries started to lift COVID-19 restrictions. This positive trend is expected to continue through the second half of 2021 as consumer confidence and spending levels continue to recover. Reinforcing this expectation is the fact that the US and China continue to promote consumer spending as part of their post-COVID-19 recovery plans, and major producers continue to adopt a price over volume approach to release of rough goods, supporting the industry's recovery.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"Gahcho Kué has rebounded well from a difficult start to the year, with production on-track to meet our guidance. The return to expected levels of production, combined with the strong market recovery we've seen in the first half of the year bodes well for our revenue and cash generation into the second half of the year. Our primary aims will now shift to finalising the new life of mine plan and our debt management where we will focus on repaying the short-term debt and begin to plan for refinancing the long-term debt.

On the rough diamond market front, we are seeing strong participation at our sales, this is helping to drive increases in diamond prices across the size spectrum. We expect this strong market environment to persist as the world continues emerges from the effects of the Covid-19 pandemic, and consumer spending at the retail level returns to pre-pandemic levels. Encouragingly, some advanced economies appear to be exceeding pre-pandemic levels."

Gahcho Kué Mine Operations

The following table summarizes key operating statistics for the Gahcho Kué Mine in the three and six months ended June 30, 2021 and 2020.

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

GK operating data
Mining
*Ore tonnes mined	kilo tonnes	993	527	1,508	1,557
*Waste tonnes mined	kilo tonnes	7,756	6,309	12,846	14,636
*Total tonnes mined	kilo tonnes	8,749	6,836	14,354	16,193
*Ore in stockpile	kilo tonnes	340	96	340	96

Processing
*Ore tonnes processed	kilo tonnes	811	786	1,437	1,689
*Average plant throughput	tonnes per day	9,011	8,733	7,852	9,130
*Average diamond recovery	carats per tonne	2.18	1.97	2.20	1.90
*Diamonds recovered	000's carats	1,764	1,547	3,156	3,202
Approximate diamonds recovered - Mountain Province	000's carats	864	758	1,546	1,569
Cash costs of production per tonne of ore, net of capitalized stripping **		$85	105	100	92
Cash costs of production per tonne of ore, including capitalized stripping**		$97	125	115	103
Cash costs of production per carat recovered, net of capitalized stripping**		$39	53	45	48
Cash costs of production per carat recovered, including capitalized stripping**		$45	63	53	54

Sales
Approximate diamonds sold - Mountain Province***	000's carats	719	757	1,322	1,416
Average diamond sales price per carat	US	$73	$33	$72	$52

* at 100% interest in the Gahcho Kué Mine
**See Non-IFRS Measures section of the Company's June 30, 2021 MD&A for explanation and reconciliation
***Includes the sales directly to De Beers for fancies and specials acquired by De Beers through the production split bidding process

Financial Performance

		Three months ended	Three months ended	Six months ended	Six months ended
(in thousands of Canadian dollars, except where otherwise noted)		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Sales*		$75,147	34,020	129,371	99,450
Carats sold	000's carats	719	757	1,322	1,416
Average price per carat sold	$/carat	105	45	98	70
Cost of sales per carat**	$/carat	59	92	63	86
Earnings from mine operations per carat		$46	(47)	35	(16)
Earnings from mine operations	%	44%	-105%	36%	-22%
Selling, general and administrative expenses		$2,676	2,650	5,285	6,287
Operating income		$28,756	(38,958)	39,288	(31,456)
Net income (loss) for the period		$22,472	(26,762)	29,784	(67,731)
Basic and diluted income (loss) per share		$0.11	(0.13)	0.14	(0.32)

* In the three and six months ended June 30, 2021, the sales figure include $10,399 of upside profit related to the Dunebridge diamonds which were sold by Dunebridge to third parties.
** This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers Canada.

Conference Call

The Company will host its quarterly conference call on Thursday, August 5th, 2021 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q2 2021 Earnings Conference Call
Conference ID: 29264662
Date of call: August 5, 2021
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link:
https://produceredition.webcasts.com/starthere.jsp?ei=1480661&tp_key=9a96ec708d

Participant Toll-Free Dial-In Number: (+1) 888-390-0561
Participant International Dial-In Number: (+1) 416-764-8668

A replay of the webcast and audio call will be available on the Company's website.

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 106,202 hectares of highly prospective mineral claims and leases that surround the Gahcho Kué Joint Venture property that include an indicated mineral resource for the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:00e 04-AUG-21